                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       ________________________________

                                  SCHEDULE TO
                                SCHEDULE 13E-3
                                SCHEDULE 13D/A

                               (Amendment NO. 3)

                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                     of the Securities Exchange Act of 1934
                       ________________________________

                        DELCO REMY INTERNATIONAL, INC.
                      (Name of Subject Company (Issuer))

                    COURT SQUARE CAPITAL LIMITED (Offeror)
                         DRI ACQUISITION LLC (Offeror)
                        DELCO REMY INTERNATIONAL, INC.
 (Names of Filing Persons for Schedule TO, Schedule 13E-3 and Schedule 13D/A)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)

     Michael A. Delaney                             Susan E. Goldy, Esq.
     DRI Acquisition LLC                       Delco Remy International, Inc.
     1209 Orange Street                            2902 Enterprise Drive
    Wilmington, DE 19801                             Anderson, IN 46013
      (212) 559-1127                                    (765) 778-6499

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

         Craig L. Godshall, Esq.            Kenneth A. Lefkowitz, Esq.               John R. Thornburgh, Esq.
 Counsel to DRI Acquisition LLC and    Counsel to the Special Committee of            Counsel to Delco Remy
 Court Square Capital Limited          the Board of Directors of Delco Remy            International, Inc.
              Dechert                          International, Inc.                          Ice Miller
      4000 Bell Atlantic Tower              Hughes Hubbard & Reed LLP                  One American Square
          1717 Arch Street                    One Battery Park Plaza                      P.O. Box 82001
       Philadelphia, PA 19103                   New York, NY 10004                    Indianapolis, IN 46282
           (215) 994-4000                         (212) 837-6000                          (317) 236-2100

                        ________________________________

Calculation of Filing Fee

  Transaction valuation*                            Amount of filing fee**
      $125,070,939                                          $25,014
--------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Class A common stock, par value $.01 per share, of Delco Remy International, Inc. not currently owned by Court Square Capital Limited at a purchase price of $9.50 per share, net to the seller in cash, without interest. This calculation also assumes (i) there are 18,118,058 shares of Class A common stock currently outstanding (the number last publicly reported as of November 7, 2000 by Delco Remy International, Inc. in its Form 10-Q for the quarterly period ending September 30, 2000) and (ii) the issuance of an additional 1,680,038 shares of Class A common stock upon the exercise of warrants to purchase Class A common stock.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $21,065
                                   -------

          Form or Registration No.:  Schedule TO
                                     -----------

          Filing Party:  DRI Acquisition LLC
                         -------------------

          Date Filed:  January 11, 2001
                       ----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                                 SCHEDULE 13D
CUSIP No.  246626-10-5                                               Page 2 of 7


1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    DRI Acquisition LLC
-----------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group
    (a)  [ ]
    (b)  [ ]
-----------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------
4)  Source of Funds
    WC
-----------------------------------------------------------------------------------------------------------------
5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)  [ ]
-----------------------------------------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
    Delaware
-----------------------------------------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By                             Power  0
Reporting Person With                        --------------------------------------------------------------------
                                             8)   Shared Voting
                                                  Power  0
                                             --------------------------------------------------------------------
                                             9)   Sole Dispositive
                                                  Power  0
                                             --------------------------------------------------------------------
                                             10)  Shared Dispositive
                                                  Power  0
                                             --------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
-----------------------------------------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-----------------------------------------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0%
-----------------------------------------------------------------------------------------------------------------
14)  Type of Reporting Person
     CO
-----------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.  246626-10-5                                               Page 3 of 7



1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Court Square Capital Limited
-----------------------------------------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group
    (a)  [ ]
    (b)  [ ]
-----------------------------------------------------------------------------------------------------------------
3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------
4)  Source of Funds
    WC
-----------------------------------------------------------------------------------------------------------------
5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)  [ ]
-----------------------------------------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
    Delaware
-----------------------------------------------------------------------------------------------------------------
Number of Shares                             7)   Sole Voting
Beneficially Owned By                             Power  0
Reporting Person With                        --------------------------------------------------------------------
                                             8)   Shared Voting
                                                  Power  8,160,038*
                                             --------------------------------------------------------------------
                                             9)   Sole Dispositive
                                                  Power  0
                                             --------------------------------------------------------------------
                                             10)  Shared Dispositive
                                                  Power  8,160,038*
                                             --------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,160,038*
-----------------------------------------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-----------------------------------------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     45%*
-----------------------------------------------------------------------------------------------------------------
14)  Type of Reporting Person
     CO
-----------------------------------------------------------------------------------------------------------------

* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343 shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

================================================================================

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 11, 2001 (collectively, as previously amended, the "Schedule TO"), relating to the offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Delco Remy International, Inc., a Delaware corporation (the "Company"), not currently owned by Court Square at a price of $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase (the "Supplement to the Offer to Purchase") dated February 9, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Supplement to the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(I) and (a)(1)(J) hereto, respectively.

     The information set forth in the Supplement to the Offer to Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO. Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Supplement to the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 11 AND 13.

     Items 1 through 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Supplement to the Offer to Purchase, are hereby amended and supplemented as follows:

A. The words "Offer to Purchase" in Items 1 through 11 and 13 of the Schedule TO are hereby replaced with the words "Supplement to the Offer to Purchase" in all places.

B. The words "SPECIAL FACTORS--Fairness of the Offer" in Items 1 through 11 and 13 of the Schedule TO are hereby replaced with the words "SPECIAL FACTORS--Fairness of the Offer and the Merger" in all places.

C. The words "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" in Items 1 through 11 and 13 of the Schedule TO are hereby replaced with the words "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company" in all places.

D.    Item 3 of the Schedule TO is amended and restated as follows:

      "(a) Name and Address. The names of the filing persons are DRI Acquisition LLC, Court Square Capital Limited and Delco Remy International, Inc. The address of the Purchaser's principal executive office is 1209 Orange Street, Wilmington, Delaware 19801. The phone number of the Purchaser's principal executive office is (212) 559-1127. The address of Court Square's principal executive office is 399 Park Avenue, 14th Floor, New York, New York 10043. The phone number of Court Square's principal executive office is (212) 559-1127.
The address of the Company's principal executive office is 2902 Enterprise Drive, Anderson, Indiana 46013. The phone number of the Company's principal executive office is (765) 778-6499. The information set forth in "THE TENDER OFFER--Certain Information Concerning the Company," "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser, Citigroup and the Company" of the Supplement to the Offer to Purchase is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in "THE TENDER OFFER--Certain Information Concerning the Company," "THE TENDER OFFER-- Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser, Citigroup and the Company" of the Supplement to the Offer to Purchase is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in "THE TENDER OFFER--Certain Information Concerning the Company," "THE TENDER OFFER--Certain Information Concerning Court Square, the Purchaser and Citigroup" and "SCHEDULE I--Information Concerning the Directors and Executive Officers of Court Square, the Purchaser, Citigroup and the Company" of the Supplement to the Offer to Purchase is incorporated herein by reference."

E.    Item 4(a) of the Schedule TO is amended and restated as follows:

     "(a) Material Terms. The information set forth in the sections of the Supplement to the Offer to Purchase entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--The Merger Agreement" and "THE TENDER OFFER" is incorporated herein by reference."

F.    Item 5(b) of the Schedule TO is amended and restated as follows:

     "(b) Significant Corporate Events. The information set forth in "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Supplement to the Offer to Purchase is incorporated herein by reference."

G.    Item 6(c) of the Schedule TO is amended and restated as follows:

     "(c) Plans. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company," "SPECIAL FACTORS- -The Merger Agreement" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Supplement to the Offer to Purchase is incorporated herein by reference."

H.    Item 11(a) of the Schedule TO is amended and restated as follows:

     "(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "THE TENDER OFFER--Certain Legal Matters; Litigation; Required Regulatory Approvals" of the Supplement to the Offer to Purchase is incorporated herein by reference."

I. Item 4(d) of Item 13 of the Schedule TO is amended and restated as follows:

     "(d) Appraisal Rights. The information set forth in "SPECIAL FACTORS-- Certain United States Federal Income Tax Consequences" and "SPECIAL FACTORS-- Rights of Stockholders in the Offer and the Merger" of the Supplement to the Offer to Purchase is incorporated herein by reference."

J. Item 5(c) of Item 13 of the Schedule TO is amended and restated as follows:

     "(c) Negotiations or Contacts. The information set forth in "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company," "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Supplement to the Offer to Purchase is incorporated herein by reference."

K. Item 5(e) of Item 13 of the Schedule TO is amended and restated as follows:

     "(e) Agreements Involving the Subject Company's Securities. The information set forth in "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Transactions, Negotiations and Agreements" of the Supplement to the Offer to Purchase is incorporated herein by reference."

L. Item 7(d) of Item 13 of the Schedule TO is amended and restated as follows:

     "(d) Effects. The information set forth in "SPECIAL FACTORS--Fairness of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" and "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations" of the Supplement to the Offer to Purchase is incorporated herein by reference."

M.    Item 9 of Item 13 of the Schedule TO is amended and restated as follows:

     "(a) Report, Opinion or Appraisal. The information set forth in the "SPECIAL FACTORS--Fairness of the Offer and the Merger" and "SCHEDULE II-- Opinion of Deutsche Banc" of the Supplement to the Offer to Purchase is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the "SPECIAL FACTORS--Fairness of the Offer and the Merger" and "SCHEDULE II--Opinion of Deutsche Banc" of the Supplement to the Offer to Purchase is incorporated herein by reference.

     (c) Availability of Documents. The Financial Advisor Opinion will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or by a representative who has been so designated in writing. A copy of the Financial Advisor Opinion will be sent to any interested stockholder of the Company or to a representative who has been so designated in writing upon written request at the expense of the requesting stockholder."

ITEM 11.    ADDITIONAL INFORMATION.

     Based upon a report from the Depositary, as of 5:00 p.m. on February 8, 2001, the total number of Shares deposited and not withdrawn was 952,381.

ITEM 12.    EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(1)(I)                    Supplement to the Offer to Purchase, dated February 9, 2001.
(a)(1)(J)                    Letter of Transmittal to the Supplement to the Offer to Purchase.
(a)(1)(K)                    Notice of Guaranteed Delivery to the Supplement to the Offer to Purchase.
(a)(1)(L)                    DRI Acquisition LLC Letter to Delco Remy International, Inc.'s stockholders dated
                             February 9, 2001.
(a)(5)(F)                    Joint press release issued by Delco Remy International, Inc. and Court Square
                             Capital Limited, dated February 7, 2001, announcing the Merger Agreement.
(c)(1)                       Opinion of Deutsche Banc Alex. Brown Inc. dated February 6, 2001 (included as
                             Schedule II to the Supplement to the Offer to Purchase filed herewith as Exhibit
                             (a)(1)(I)).
(d)(4)                       Agreement and Plan of Merger, dated as of February 7, 2001, by and among Court
                             Square Capital Limited, DRI Acquisition LLC and Delco Remy International, Inc.
                             (included as Schedule III to the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(I)).
(d)(5)                       Stock Option Agreement, dated as of February 7, 2001, by and among Court Square
                             Capital Limited, DRI Acquisition LLC and Delco Remy International, Inc.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 9, 2001 that the information set forth in this statement is true, complete and correct.

                          SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              DRI ACQUISITION LLC

                              By:  COURT SQUARE CAPITAL LIMITED,

                                   its sole member

                                   By:  /s/ Michael A. Delaney
                                        ----------------------
                                    Name:  Michael A. Delaney
                                    Title:  Vice President and Managing Director

                              COURT SQUARE CAPITAL LIMITED

                              By:  /s/ Michael A. Delaney
                                   ----------------------
                                Name: Michael A. Delaney
                                Title:  Vice President and Managing Director

                          SCHEDULE 13E-3

                              DELCO REMY INTERNATIONAL, INC.

                              By:  /s/ J. Timothy Gargaro
                                   ----------------------
                                Name:  J. Timothy Gargaro
                                Title:  Senior Vice President and
                                        Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

(a)(1)(A)+                          Offer to Purchase, dated January 11, 2001.
(a)(1)(B)+                          Letter of Transmittal.
(a)(1)(C)+                          Notice of Guaranteed Delivery.
(a)(1)(D)+                          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
                                    Nominees.
(a)(1)(E)+                          Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                                    Trust Companies and other Nominees.
(a)(1)(F)+                          Guidelines for Certification of Taxpayer Identification Number on Substitute
                                    Form W-9.
(a)(1)(G)+                          Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)+                          Summary Advertisement published January 11, 2001.
(a)(1)(I)                           Supplement to the Offer to Purchase, dated February 9, 2001.
(a)(1)(J)                           Letter of Transmittal to the Supplement to the Offer to Purchase.
(a)(1)(K)                           Notice of Guaranteed Delivery to the Supplement to the Offer to Purchase.
(a)(1)(L)                           DRI Acquisition LLC Letter to Delco Remy International, Inc.'s stockholders, dated February 9, 2001.
(a)(5)(A)+                          Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H.
                                    Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                                    J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B)+                          Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H.
                                    Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                                    J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C)+                          Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J.
                                    Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R.
                                    Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy
                                    International, Inc.
(a)(5)(D)+                          Complaint of Jeffrey Berger against Harold K. Sperlich, Thomas J. Snyder,
                                    E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity,
                                    Robert J. Schultz, Court Square Capital Limited and Delco Remy International,
                                    Inc.
(a)(5)(E)+                          Press release issued by DRI Acquisition LLC, dated February 5, 2001, announcing the extension of the Offer.
(a)(5)(F)                           Joint press release issued by Delco Remy International, Inc. and Court Square
                                    Capital Limited, dated February 7, 2001, announcing the Merger Agreement.
(b)                                 Not applicable.
(c)(1)                              Opinion of Deutsche Banc Alex. Brown Inc. dated February 6, 2001 (included as
                                    Schedule II to the Supplement to the Offer to Purchase filed herewith as
                                    Exhibit (a)(1)(I)).
(d)(1)                              Second Amended and Restated Securities Purchase and Holders Agreement, dated
                                    March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture
                                    Capital, Ltd., MASG Disposition, and the other individuals named therein
                                    (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on
                                    Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2)                              Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy
                                    International, Inc., Citicorp Venture Capital, Ltd., World Equity Partners,
                                    L.P., Mascotech Automotive Systems Group, Inc. and the other individuals named therein (incorporated by reference to Exhibit 10.9 of the Company's
                                    Registration Statement dated October 10, 1997, Registration No. 333-37675).
(d)(3)+                             Registration Rights Agreement, dated March 10, 2000 among Delco Remy

                                    International, Inc. and the individuals named therein.
(d)(4)                              Agreement and Plan of Merger, dated as of February 7, 2001, by and among
                                    Court Square Capital Limited, DRI Acquisition LLC and Delco Remy
                                    International, Inc. (included as Schedule III to the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(I)).
(d)(5)                              Stock Option Agreement, dated as of February 7, 2001, by and among Court
                                    Square Capital Limited, DRI Acquisition LLC and Delco Remy International, Inc.
(e)                                 Not applicable.
(f)                                 Section 262 of the Delaware General Corporation Law (included as Schedule IV to the Supplement to the Offer to Purchase filed herewith as Exhibit
                                    (a)(1)(I)).
(g)                                 Not applicable.
(h)                                 Not applicable.
_____________________

+    Previously Filed.